April 17, 2006


VIA U.S. MAIL AND FACSIMILE (816) 292-2001

Scott M. Herpich, Esq.
Lathrop & Gage L.C.
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108
(816) 292-2000

Re:	Boston Financial Qualified Housing Tax Credits L.P. III
	Schedule TO-T/A filed on April 11, 2006, by Paco Development, L.L.C.
	File No. 5-81103

Dear Mr. Hepich:

      We have the following comments on the above-referenced filing.

Cover Page

1. We note that you have added SLCas, L.L.C. as a filing person to your schedule TO. Please amend your Schedule TO to identify this filing person, explain why you have added such filing person, why SLCas was not included in the initial filing. Please amend your definition of "Purchaser" in your offering materials to include SLCas.

Units Sought, page 2

2. We note that you have amended your offer to purchase all of the outstanding units. Further, we note that your Schedule TO filed
March 10, 2006 addresses the Partnership`s agreement of limited partnerships prohibiting the transfer of an interest if such transfer, together with all other transfers during the preceding
12 months, would cause 50% of the total interest in capital and profits of that partnership to be transferred within such 12-month period. You state, in that March 10, 2006 filing that you do "not know whether the general partner will enforce a transfer limitation."
We believe that the general partner has made clear, in both 14D-9 filings of March 17, 2006 and April 14, 2006, that the general partner will enforce transfer limitations. Please revise your disclosure accordingly. In addition, we believe that you should detail the pro-ration procedures in the event of "oversubscription." Further, you should state that you cannot acquire 100% of the units through the tender offer.

Certain Information Concerning the Participants, page 4

3. We note that you have filed, together with other participants, a preliminary proxy filing for a consent solicitation. We are unable to locate such filing. Please advise.

4. Please provide us with your detailed legal analysis of how the parties you list as participants are related to Paco Development L.L.C. and why these parties should not be included as filing persons on this Schedule TO. We expect this detailed analysis of your structure, including these parties, and bidder legal analysis regardless of the answer to our comment above.

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidders are in possession of all facts relating to their disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidders acknowledging that:

* the bidders are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please amend your filing promptly to comply with our comments. If you do not agree with a comment, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may direct questions to me at (202) 551-3257.  You may also contact me via facsimile at (202) 772-9203.  Please send all
correspondence to us at the following ZIP Code:   20549-0303.

							Very truly yours,


							Celeste M. Murphy
							Special Counsel
							Office of Mergers and
							Acquisitions